UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Elm Distribution Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One New Hampshire Avenue, Suite 125
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kryan@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ponticello _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Elm Distribution Partners LLC _____ , as of 6/30 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title: Chief Executive Officer

(Notary seal: KAYLEE HUNKINS, STATE OF -MY- COMMISSION EXPIRES SEPTEMBER 7, 2027, NEW HAMPSHIRE, NOTARY PUBLIC)

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Elm Distribution Partners, LLC

Financial Statements and
Supplementary Information
For the period from July 1, 2023 through June 30, 2024
Together with Reports of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

American Elm Distribution Partners, LLC
For the period from July 1, 2023 through June 30, 2024

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Elm Distribution Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Elm Distribution Partners, LLC as of June 30, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Elm Distribution Partners, LLC as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Elm Distribution Partners, LLC's management. Our responsibility is to express an opinion on American Elm Distribution Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Elm Distribution Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I have been subjected to audit procedures performed in conjunction with the audit of American Elm Distribution Partners, LLC's financial statements. The supplemental information is the responsibility of American Elm Distribution Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as American Elm Distribution Partners, LLC's auditor since 2024.

David Lundgren & Co.

Olathe, Kansas
September 13, 2024

1

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
For the period from July 1, 2023 through June 30, 2024

Assets

Cash and cash equivalents	$	43,278
Accounts receivable		10,000
Prepaid expenses		9,645
TOTAL ASSETS	**$**	**62,923**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	11,829
Member's Equity	51,094
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 62,923**

See notes to financial statements.

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the period from July 1, 2023 through June 30, 2024

Revenue

Fee income	$	340,237
Due Diligence income		55,000
Other income		7,600
Interest income		40
Total Revenue	**$**	**402,877**

Expenses

Compensation	$	172,740
Regulatory fees		16,018
Occupancy and equipment		9,595
Professional fees		96,035
Dues and Subscriptions		24,644
Technology		4,699
Travel		19,134
Office Expenses		10,124
Other expenses		2,100
Total Expenses	**$**	**355,090**

NET INCOME (LOSS)	**$**	**47,787**

See notes to financial statements.

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the period from July 1, 2023 through June 30, 2024

Member's equity, June 30, 2023	$	33,307
Net income (loss)		47,787
Member's contributions		15,000
Member's withdrawals		(45,000)
Member's equity, June 30, 2024	$	**51,094**

See notes to financial statements.

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the period from July 1, 2023 through June 30, 2024

Cash Flows from Operating Activities

Net income	$ 47,787
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	1,744
Accounts receivable	(10,000)
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	(575)
Net cash provided by (used in) operating activities	38,956
Cash Flows from Financing Activities	
Capital contributions and withdrawals (net)	(30,000)
Net cash provided by (used in) financing activities	(30,000)
Net increase (decrease) in cash	8,956
Cash at beginning of the period	34,322
CASH AT END OF PERIOD	$ 43,278

See notes to financial statements.

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
For the period from July 1, 2023 through June 30, 2024

Note 1 – <u>Organization and Nature of Business</u>

American Elm Distribution Partners, LLC (the "LLC") was formed on January 14, 2010 as a Delaware limited liability company and is a wholly-owned subsidiary of Granite Island Holdings LLC (Holding Company). The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the U.S. Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to distribute affiliate and third-party private fund offerings to institutional investors, registered investment advisors and family offices.

Prior to the change in ownership, the LLC was owned by Arboretum Group, LLC. the Company filed a Continuing Membership application with FINRA for a change in ownership which became effective on February 22, 2022.

Note 2 - <u>Significant Accounting Policies</u>

Basis of accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents
The LLC considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

Accounts receivable
The LLC carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the LLC evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2024.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates

6

Note 2 - <u>Significant Accounting Policies (continued)</u>

and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Revenue Recognition

The LLC recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Base fees are received in advance as a flat fee and are recorded on a monthly basis in connection with the offering period in accordance with the terms of the agreement. Underwriting fees are earned upon closings based on the total purchase price of all units sold in accordance with the terms of the agreement. The due diligence fee income is received by the Company for all research, legal counsel costs and analysis done by the Company in preparation for launch of marketing efforts.

Disaggregation of the LLC's revenue by major sources for the period ended June 30, 2024 is as follows:

Revenue Stream	Income Statement Classification	Total Revenue	
Distribution Retainer	Fee income	$	340,237
Due Diligence Fee	Due Diligence income	$	55,000
Other Income	Other Income	$	7,600
Interest Income	Interest Income	$	40
		$	402,877

Income taxes

The LLC is a single member which is treated as a disregarded entity for U.S. tax purposes and no provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The LLC's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The LLC follows the provisions of the Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in

7

Note 2 - Significant Accounting Policies (continued)

interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the period ended June 30, 2024, and does not expect any material adjustments to be made.

Note 3 – Related Party Transactions

American Elm Distribution Partners is under common ownership with the investment manager of the affiliated fund. The investment manager is in common ownership with the Company's Holding Company.

As of April 20, 2022 the LLC entered into an expense sharing agreement with Granite Island Partners, LLC, an entity under common ownership that shall remain in effect for a period of one year and shall automatically renew for additional year periods until either party delivers written notice of termination to the other party. This agreement covers payroll, rent, operating and administrative expenses. The amount of expenses incurred pursuant to the expense sharing agreement with Granite Island Partners, LLC for the period ended June 30, 2024 was $180,414.

Note 4 – Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2024, the LLC had net capital of $31,448 which was $26,448 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 37.61%.

Note 5 – Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There are no pending claims or legal proceedings against the Company, in which the company is a named respondent.

Note 6 – Concentration of Credit Risk

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. At June 30, 2024, the balance was not in excess of the insured amount of $250,000.

Revenue - For the year ended June 30, 2024, the LLC's revenues were derived from six customers.

Note 7 – Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Subsequent Events

The LLC has evaluated events and transactions that occurred between July 1, 2024 and September 13, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this

Note 8 – Subsequent Events (continued)

review, the LLC has determined that there were no events which took place that would have material impact on the financial statements.

SUPPLEMENTAL INFORMATION

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the period from July 1, 2023 through June 30, 2024

Net Capital Computation

Member's equity qualified for net capital	$	51,094
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		10,000
Total deduction and/or charges		9,645
Net Capital	$	31,449
Aggregate indebtedness		
Accounts payable	$	11,829
Total aggregate indebtedness	$	11,829
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	26,449
Ratio of aggregate indebtedness to net capital		.37 to 1

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of June 30, 2024 as filed by American Elm Distribution Partners, LLC on July 22, 2024 on Form X-17A-5 Part IIA.

See accompanying report of independent registered public accounting firm.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of American Elm Distribution Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) American Elm Distribution Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively broker or dealer selling securities of only one issuer or associated issuers (other than mutual funds), private placement of securities, mutual fund retailer, broker or dealer selling tax shelters or limited partnerships in primary distributions, underwriter or selling group participant on best efforts basis only and referral activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

American Elm Distribution Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Elm Distribution Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

David Lundgren & Co.

Olathe, Kansas

September 13, 2024

American Elm Distribution Partners LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, DC 20549

To whom it may concern:

American Elm Distribution Partners LLC (the "LLC") is a registered broker-dealer subject to
Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,
"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as
required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and believe the
LLC states the following:

1) The LLC does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3 and

2) The LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No.
   34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the LLC is a non-
   covered firm, and it limits its business activities exclusively to receiving transaction-
   based compensation for underwriting and performing due diligence for clients. The LLC
   (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or
   to customers, (2) does not and will not carry accounts of or for customers and (3) does
   not and will not carry PAB accounts, throughout the most recent period ended, without
   exception.

I, Michael Ponticello, swear (or affirm) that, to my best knowledge and belief, we did not
identify any exceptions to this exemption during this period.

_____   9/24/24
Michael Ponticello   Date
Chief Executive Officer